UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

                                (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 1-9305

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements as of
December 31, 1999 and 1998 and for the
Year Ended December 31, 1999 and
Supplemental Schedule as of
December 31, 1999 and
Independent Auditors' Report

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

TABLE OF CONTENTS

Independent Auditors' Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
AND FOR THE YEAR ENDED DECEMBER 31, 1999:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999:

Item 27a - Schedule of Assets Held for Investment Purposes

The following schedules required by the Department of Labor Regulations are omitted because of the absence of conditions under which they are required:

Item 27b - Schedule of Loans in Default

Item 27c - Schedule of Leases in Default

Item 27d - Schedule of Reportable Transactions

Item 27e - Schedule of Nonexempt Transactions

SIGNATURES

The Plan, Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized. Stifel, Nicolaus Profit Sharing 401(K) Plan (Name of Plan)

Date: June 28, 2000                                                       By/s/ Bernard N. Burkemper
                                                                                                 Bernard N. Burkemper
                                                                                                 (Controller/Review Committee)

[Deloitte & Touche letterhead]

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Trustees of
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri:

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 2, 2000

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998

ASSETS:
Cash	$ 4,043	$ 4,043
Investments, at fair value	46,643,093	37,056,871
Employee loans receivable	684,273	596,783
Accrued interest on employee loans	1,518	1,121
Employer's contribution receivable	828	1,052
Participants' contribution receivable	32,108	32,250

	47,365,863	37,692,120

LIABILITIES - Excess contributions refundable	-	4,755

NET ASSETS AVAILABLE FOR BENEFITS	$ 47,365,863	$ 37,687,365

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$ 8,863,952
Interest and dividend income	392,882
Employer's contributions	175,067
Participants' contributions	3,486,358
Other	2,538

Total additions	12,920,797

DEDUCTIONS:
Benefits paid to participants	(3,186,463)
Other	(55,836)

Total deductions	(3,242,299)

Net increase	9,678,498

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	37,687,365

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 47,365,863

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1999 AND 1998

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. CG Trust Company serves as the Plan trustee and custodian. CIGNA Retirement & Investment Services ("CIGNA") serves as the Plan administrator. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Employees are eligible to contribute up to 15% of their eligible compensation in increments of 1%.

Eligible Participants - Employees are eligible to participate in the Plan as of the first day of the calendar month following the later of the date of attainment of age 21, or the date six months after the date of employment.

Loans to Participants - The Plan has a provision to make loans to participants of the Plan whereby the Trustees shall determine whether a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the following investment options:

The investment options as of December 31, 1999 are as follows:
  CIGNA Charter Actively Managed Fixed Income Fund
  CIGNA Lifetime 60 Fund
  CIGNA Lifetime 50 Fund
  CIGNA Lifetime 40 Fund
  CIGNA Lifetime 30 Fund
  CIGNA Lifetime 20 Fund
  CIGNA Charter Large Co. Stock Index Fund
  AIM Value Fund
  Templeton Foreign Fund
  Stifel Financial Corp. Stock
  CIGNA Direct Fund
  CIGNA Charter Guaranteed Income Fund
  CIGNA Charter Large Company Stock-Growth
  CIGNA Charter Small Company Stock-Growth
  Invesco Dynamics Fund
  Lazard Equity Fund
  CIGNA Charter Small Company Stock-Value I Fund

Investment options added during the period January 1, 1998 through December 31, 1999 are as follows:
  CIGNA Charter Large Company Stock-Growth effective May 1, 1998
  CIGNA Charter Small Company Stock-Growth effective May 1, 1998
  Invesco Dynamics Fund effective June 1, 1999
  Lazard Equity Fund effective June 1, 1999
  CIGNA Charter Small Company Stock-Value I Fund effective June 1, 1999

Investment options disposed of during the period January 1, 1998 through December 31, 1999 are as follows:
  CIGNA Charter Short-Term Fixed Income Fund effective May 1, 1998
  SEI Capital Appreciation Fund effective May 1, 1998
  SEI Small Cap Growth Fund effective May 1, 1998
  Neuberger & Berman Guardian Trust Fund effective July 1, 1999
  PBHG Growth Fund effective July 1, 1999

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participant Accounts - Participants are given the options to change their deferral percentages, change investment elections for future contributions and may transfer any existing balances among the offered funds at any time.

Vesting - The vesting period for Company contributions is based on a four year cliff vesting schedule. Participants are fully vested in their individual contributions at all times.

Company Contributions - The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. The matching contribution for the plan year is 50% of the first $500 contributed by the participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year using a combination of two methods: on a per capita basis and on the basis of participants' contributions.

Payment of Benefits - Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Forfeited Plan Assets - If a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation - All investments are stated at fair value based upon quoted market prices.

Other - The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Excess Contribution Payable - At December 31, 1998, a payable of $4,755 was recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service. There was no liability at December 31, 1999.

Reclassifications - The Plan has adopted Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the reclassification of the prior year financial statements has been made to eliminate the by- fund disclosures. In addition, certain prior year balances have been reclassified to conform with current year presentation.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Plan administrator. Stifel Financial Corp., the Parent Company, common stock is also an investment option. The Company pays all administrative expenses related to the Plan.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:
	1999	1998

Neuberger & Berman Guardian Trust Fund	$ -	$ 6,922,448
AIM Value Fund	11,366,688	7,290,199
Templeton Foreign Fund	3,843,032	2,915,269
CIGNA Direct Fund	4,223,007	3,013,498
CIGNA Guaranteed Income Fund	5,640,197	5,882,071
CIGNA Charter Large Company Stock - Growth	6,373,119	4,173,135
CIGNA Charter Small Company Stock - Growth	5,869,911	3,289,010
Lazard Equity Fund	5,355,857	-

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,863,952 as follows:
Net Appreciation in Fair Value	1999

Mutual funds	$ 8,176,252
Common stock	263
Self-directed fund	687,437

$ 8,863,952

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

* * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
(a)	(b)	(c)	(d)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Fair
	Lessor or Similar Party	Par or Maturity Value	Value

*	CIGNA Charter Actively Managed Fixed
	Income Fund	Mutual Fund (6,954 shares)	$ 885,860

*	CIGNA Lifetime 60 Fund	Mutual Fund (267 shares)	4,739

*	CIGNA Lifetime 50 Fund	Mutual Fund (14,723 shares)	303,979

*	CIGNA Lifetime 40 Fund	Mutual Fund (3,749 shares)	82,794

*	CIGNA Lifetime 30 Fund	Mutual Fund (2,662 shares)	61,171

*	CIGNA Lifetime 20 Fund	Mutual Fund (2,775 shares)	66,553

*	CIGNA Charter Large Co. Stock Index Fund	Mutual Fund (17,661 shares)	1,390,970

	AIM Value Fund	Mutual Fund (173,129 shares)	11,366,688

	Templeton Foreign Fund	Mutual Fund (251,242 shares)	3,843,032

*	Stifel Financial Corp. Stock	Common Stock (35,861 shares)	354,130

*	CIGNA Direct Fund	Self-directed	4,223,007

*	CIGNA Charter Guaranteed Income Fund	Mutual Fund (190,144 shares)	5,640,197

*	CIGNA Charter Large Company Stock- Growth	Mutual Fund (358,894 shares)	6,373,119

*	CIGNA Charter Small Company Stock- Growth	Mutual Fund (332,633 shares)	5,869,911

	Invesco Dynamics Fund	Mutual Fund (14,713 shares)	551,022

	Lazard Equity Fund	Mutual Fund (185,018 shares)	5,355,857

*	CIGNA Charter Small Company Stock -
	Value I Fund	Mutual Fund (23,858 shares)	270,064

			46,643,093

		Promissory notes, interest rates
	Employee loans receivable	from 8.75% to 10.0%; maturity
		dates through May, 2009	684,273

	Total		$ 47,327,366
	* Represents party-in-interest transactions.